SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. OBTAINS CERTIFICATION
REQUIRED BY THE SARBANES-OXLEY ACT

Rio de Janeiro, June 25, 2007 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the parent company of TIM Celular S.A. and the indirect controlling shareholder of TIM Nordeste S.A., announces that it has received certification of its fulfillment of the requirements contained in Section 404 of the Sarbanes-Oxley Act (SOX), which involve the internal controls of the Consolidated Financial Statements for the fiscal year ended on December 31, 2006.

The objective of Section 404 of the aforementioned Act consists of verification by the Company that the controls related to the preparation of the Financial Statements are effective, imparting greater reliability and transparency to this information. The Company’s Management evaluated and certified the effectiveness of the internal controls for fiscal year 2006, and this evaluation was subsequently certified by an institution specialized in independent auditing.

The efforts involved in obtaining the certification of TIM Participações drew on the participation of the Officers, the Board of Directors, and the Audit Committee, this latter represented by the Audit Council.

Obtaining the certification required by the Sarbanes-Oxley Act provides further demonstration of the commitment of TIM Participações to maintaining high levels of corporate governance, credibility, transparency and value creation for its shareholders.

TIM PARTICIPAÇÕES S.A.
Stefano De Angelis
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 25, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.